Exhibit 99.1

Vertical Aerospace Provides Third Quarter Update, Demonstrating Momentum on Transition Flight Testing, Business Plan Updates and Best-in-Class Aircraft

•	Vertical will imminently enter piloted transition flight test phase
•	First look at new certification aircraft’s leading cabin size and comfort
•	Board strengthened with appointment of former EASA Director General, Patrick Ky to the Company’s Board of Directors
•	Q3 2025 Business & Strategy Update call today at 08:30 am ET (13:30 GMT)

London, UK & New York, USA, November 4, 2025 - Vertical Aerospace (NYSE: EVTL) (“Vertical,” “we,” “our” or the “Company”), a global aerospace and technology company that is pioneering electric aviation, will today provide its Business & Strategy Update for the third quarter of 2025. The filing of our Q3 2025 financial results is accessible on the Company’s investor relations website.

Transition Flight: The Defining Capability of the VX4

Vertical will begin transition flight testing phase, as soon as this week, as we continue to expand the flight test envelope of its VX4 aircraft, with full transition flights expected before the end of the year. Vertical will share an animation explaining this critical step during our Business & Strategy Update call today. To prepare for transition flight, Vertical’s engineering and test teams recently completed extensive simulation, ground, and flight testing in collaboration with the UK Civil Aviation Authority (CAA), satisfying all 200 CAA Minimum Safe Aircraft requirements.

Vertical reveals first images of certification aircraft

Vertical will also share first images of the design of our certification aircraft cabin, which we believe is the largest in the sector, designed for passenger comfort and operator flexibility. The images show key features including:

•	A luxurious four-seat cabin; a unique six-seat configuration; and an observer seat next to the pilot in the cockpit
•	A generous cargo hold for up to six cabin bags and six check-in bags, with a total payload of 550kg / 1,200+ lbs at entry-into-service
•	A divider between cockpit and passenger cabin, for safety and privacy

Business Plan Progress and Updated Operational Outlook

At our Capital Markets Day in September, the company refined our 2030 operational and financial goals:

•	Aircraft Production and Deliveries: at least 175 aircraft targeted by 2030, reaching a run-rate of over 225 aircraft annually by Q4 2030
•	Margins: targeting 20% gross margin by 2030, ramping to ~40% at scale
•	Cash Flow: positive net operating cash flow exceeding $100 million by 2030, versus prior breakeven target.

Upcoming Milestones

•	Piloted Transition Flight: the key engineering proof point and critical de-risking step for the VX4 platform; flight phase targeted for completion in Q4 2025
•	New Aircraft Reveal: 10 December 2025 London launch event, where Vertical will unveil our new full-size aircraft design

•	Further Supplier Announcements: additional tier-one production partners to be confirmed, complementing existing partners Honeywell and Aciturri
•	Aircraft 3 Assembly: final prototype aircraft to be fully assembled in December 2025, flying eVTOL and hybrid thereafter

Clear Path to Certification and Financial Outlook

With the UK/European certification process front-loaded, Vertical has a clear timeline and path to type certification in 2028, enabling the Company to forecast the further cost to certification at approximately $700 million. UK/European certification is the highest safety threshold and Vertical is achieving it for a fraction of the cost to the rest of the market.

•	Vertical remains on track to meet our 2025 net operating cash outflow guidance of $110–125 million, supported by disciplined cost controls and industry-leading capital efficiency.
•	As of the date of this report, Vertical has approximately £89 million ($117 million) of cash and cash equivalents on hand, currently projected to fund the Company’s operations towards the middle of 2026.
•	Expected net cash outflows from operating activities for the next 12 months to be approximately £175 million ($235 million), which are expected to be used primarily to fund testing of the prototype aircraft, and to further develop our certification aircraft.

Dómhnal Slattery, Chair of Vertical’s Board, said: “Vertical’s new aircraft design is a clear statement of intent - setting new benchmarks for scale, safety, and passenger experience. With the largest cabin in its class, designed for comfort, flexibility, and operator efficiency, it redefines what customers can expect from advanced electric aircraft. The team has executed with discipline and purpose, combining capital efficiency with technical excellence. As we prepare for our global reveal in December, Vertical stands out as the company that will bring certified, commercially viable eVTOL flight to market with the most capable platform in the industry.”

Stuart Simpson, CEO of Vertical Aerospace, said: “Over 2025, Vertical has shown that when we set targets, we deliver. Whilst maintaining our industry-leading capital efficiency, we are not only demonstrating all piloted flight phases, but we are the only eVTOL OEM that has done so under stringent regulatory scrutiny – as mandated by the UK/European Permit to Fly regime. I am proud to lead Vertical, which has both the best-in-class eVTOL on the market and the sector’s clearest path to profitability.”

Joining the Q3 Webcast

Vertical will host a webcast at 08:30 am ET (13:30 GMT) today to discuss the first quarter’s results. The call will be hosted by Vertical Chair, Dómhnal Slattery and Stuart Simpson, Vertical’s CEO. To access the webcast, visit Vertical’s Investor Relations website. A replay of the webcast will be available on the company website following the event.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Its VX4 is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including GKN, Honeywell, and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Avolon, Japan Airlines, GOL, and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

•	Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463
•	Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position as well as our expected financial performance and operational performance, liquidity, growth and profitability strategies, the design and manufacture of the VX4, the features and capabilities of the VX4 and the hybrid-electric VX4 variant, the business strategy and plans and objectives of management for future operations, including certification and the commercialization of the VX4 and the hybrid-electric VX4 variant and the timing thereof; capital expenditure requirements, which may be higher than anticipated; our ability and plans to raise additional capital to fund our operations; the assumptions underlying the Company’s Flightpath 2030 goals; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; our plans for capital expenditures, as well as statements that include the words goals,” “targets,” “objectives,” “plan,” “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: we may not be able to raise funding through equity securities on acceptable terms, or at all; if we are unable to raise additional capital when we need or want them or generate sufficient cash flows, we may not be able to compete successfully or may need to scale back investments, which could materially impact our certification timeline, which would harm our business, results of operations, and financial condition; our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; certain underlying agreements relating to the initial production facilities are non-binding and may be subject to change or termination. The goal targets, expectations and estimates included in this report were prepared by the Company’s management team based on information available at the time such information was developed and reflects numerous assumptions, including those related to general business, economic, market, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond the Company’s control. The Company believes the assumptions underlying such goals, targets, expectations and estimates were reasonable at the time such information was prepared. However, important factors that may affect actual results and cause the results reflected in such goals, targets, expectations and estimates not to be achieved including, among other things, risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, and general business and economic conditions, as discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.